================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                          COMMISSION FILE NUMBER 1-815

           CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

                                  CONSOL PLAZA
                              1800 WASHINGTON ROAD
                         PITTSBURGH, PENNSYLVANIA 15241
                            (FULL TITLE OF THE PLAN)

                               CONSOL ENERGY INC.
                              300 DELAWARE AVENUE
                                   SUITE 567
                           WILMINGTON, DELAWARE 19801

================================================================================

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE

CONSOL Energy Inc. Investment Plan for Salaried Employees

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

            CONSOL Energy Inc. Investment Plan for Salaried Employees

             Audited Financial Statements and Supplemental Schedule


                     Years ended December 31, 2001 and 2000

                                    Contents

Report of Independent Auditors........................................      1

Audited Financial Statements

Statements of Net Assets Available for Benefits.......................      2
Statement of Changes in Net Assets Available for Benefits.............      3
Notes to Financial Statements.........................................      4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year).......     11

                         Report of Independent Auditors

To the Investment Plan Committee
CONSOL Energy Inc.

We have audited the accompanying statements of net assets available for benefits of the CONSOL Energy Inc. Investment Plan for Salaried Employees as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 6, 2002

            CONSOL Energy Inc. Investment Plan for Salaried Employees


                 Statements of Net Assets Available for Benefits

                             (Dollars in Thousands)

                                                                      December 31
                                                                2001           2000
                                                            -----------     ----------
Investment at contract value:
  Stable Value Fund                                            $505,379     $  496,674
Investments at fair value:
  Noninterest-bearing cash and cash equivalents                     951            196
  Interests in registered investment companies                  149,128        175,234
  Barclays 3-Way Fund                                            17,621         20,907
  Aggressive Asset Allocation Portfolio                             941          1,310
  Conservative Asset Allocation Portfolio                           289            418
  Moderate Asset Allocation Portfolio                             1,291          1,197
  Merrill Lynch Small Cap Index Trust                             1,112            880
  Merrill Lynch International Index Trust                           862            936
  Merrill Lynch Equity Index Trust                               15,672         18,635
  E.I. DuPont de Nemours & Company common stock                 189,099        245,939
  CONSOL Stock Fund                                              35,827         19,960
  Daimler Chrysler common stock                                     131            146
Participant loans                                                16,504         18,350
                                                            -----------     ----------
Total investments                                               934,807      1,000,782
Employee contributions receivable                                 1,769          1,535
Employer contributions receivable                                 4,999          4,871
Pending Settlement Fund                                              57          2,494
                                                            -----------     ----------
Net assets available for benefits                              $941,632     $1,009,682
                                                            ===========     ==========

See accompanying notes.

            CONSOL Energy Inc. Investment Plan for Salaried Employees


            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001

                             (Dollars in Thousands)


Contributions:
  Employer contributions                                           $    11,401
  Employee contributions                                                20,299
  Rollover contributions                                                 7,774
                                                                   -----------
Total contributions                                                     39,474
Investment income (dividends and interest)                              11,803
Net realized and unrealized depreciation
  in fair value of investments                                         (42,570)
                                                                   -----------
                                                                         8,707

Benefits paid to participants                                          (76,757)
                                                                   -----------
Decrease in net assets available for benefits                          (68,050)
Net assets available for benefits at beginning of year               1,009,682
                                                                   -----------
Net assets available for benefits at end of year                   $   941,632
                                                                   ===========

See accompanying notes.

           CONSOL Energy Inc. Investment Plan for Salaried Employees

                         Notes to Financial Statements

                               December 31, 2001

                             (Dollars in Thousands)


1. Description of the Plan

The following description of the CONSOL Energy Inc. Investment Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established in 1953. Salaried, operations and maintenance and, in certain circumstances, production and maintenance employees of CONSOL Energy Inc. (CONSOL or the Company) and participating employers are eligible to participate in the Plan on the first of the month following regular full-time employment. In addition, temporary employees are eligible to participate in the Plan upon completion of a period of 12 consecutive months, commencing upon their employment date or anniversary date thereof, during which the employee completes 1,000 or more hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On April 29, 1999, CONSOL Energy Inc. underwent an initial public offering. In connection with the public offering, the Plan offers CONSOL Energy Inc. common stock (CONSOL Stock Fund) as an investment option. Participants of the Plan were able to transfer funds into the CONSOL Stock Fund in June 1999 and to allocate contributions to this fund in July 1999. In addition, participants were no longer able to allocate contributions to E.I. DuPont de Nemours & Company common stock (DuPont Stock Fund).

Contributions

Each year participants may, with certain restrictions, contribute up to 19% of monthly base pay to the Plan exclusive of supplemental make-up deposits. CONSOL and participating employers match these contributions, dollar for dollar, up to 6% of base pay (as defined by the Plan). Contributions may be made with before-tax or after-tax dollars. In addition, subject to certain limitations, a participant is allowed to make lump-sum savings deposits in cash to the Plan.

           CONSOL Energy Inc. Investment Plan for Salaried Employees

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and plan investment earnings and is charged with an allocation of administrative expenses and plan investment losses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Through December 31, 2001, Plan participants generally become vested upon completion of five years participation in the Plan or five cumulative years of service. Effective January 1, 2002, Plan participants will vest upon completion of three cumulative years of service. Participants are always 100% vested in their deposits and in the earnings on both their deposits and the Company's contributions.

Participant Loans

Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. Such loans are repayable over periods of 12 to 60 months (120 months maximum if for the purchase of a principal residence) and bear an interest rate equal to the average rate charged by selected major banks for secured personal loans. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Participants who retire from active service may elect to withdraw their entire account in a lump-sum, to defer withdrawal until April 1 of the calendar year following the year in which the participant attains age 70 1/2, or to elect an option to have their account distributed over a period of not less than two years or more than a period which would pay the account balance during the employee's actuarial life in either a fixed or variable amount. Before-tax deposits may be withdrawn only in the event of an employee's retirement, death, termination, attainment of age 59 1/2 or defined hardship. At December 31, 2001, approximately $903,430 was payable to withdrawing participants. The Plan has recorded this amount as a liability on the Form 5500 as these claims have been processed and approved for payment but not paid prior to year-end. For financial statement purposes, the payments have been deducted from the respective assets. Accordingly, benefit distributions and net assets available for benefits included in the financial statements are consistent with those reported on the Form 5500.

           CONSOL Energy Inc. Investment Plan for Salaried Employees

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, CONSOL has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

For financial reporting purposes, the assets of the Plan are reflected on the accrual basis of accounting. The underlying assets of the Stable Value Fund consist primarily of guaranteed investment contracts (GIC), separate account portfolios (SAP), and synthetic guaranteed investment contracts (SYN). These contracts are held for investment purposes by the Plan and are fully benefit responsive. The Stable Value Fund is stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances. The contract value of the investment contracts is provided by the Plan's trustee and approximates market value. Changes in contract value are recognized in the statement of changes in net assets available for benefits as they occur. Investments in common stock funds and interests in registered investment companies are stated at fair value based on publicly quoted market prices. Investments in the Merrill Lynch Small Cap Index Trust, Merrill Lynch International Index Trust, Merrill Lynch Equity Index Trust, Barclays 3-Way Fund, and Aggressive Asset Allocation, Conservative Asset Allocation and Moderate Asset Allocation Portfolios are stated at the fair value of all underlying assets as reported by the applicable custodian.

The unit value or price of all investments reflects the dollar amount at which participants' accounts are valued at the end of the period reported.

Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on the sale of the E.I. DuPont de Nemours & Company (DuPont) and CONSOL Energy Inc. common stock are based on average cost of the securities sold and are recognized on the trade date. Brokerage commissions and Securities and Exchange Commission fees in connection with the sale of E.I. DuPont de Nemours & Company common stock, CONSOL Energy Inc. common stock and Daimler Chrysler common stock are added to the cost thereof or deducted from the sales proceeds derived therefrom.

           CONSOL Energy Inc. Investment Plan for Salaried Employees

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States, requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The following investments represent 5% or more of the Plan's net assets:

                                                                             December 31
                                                                         2001          2000
                                                                    -------------   -----------
E.I. DuPont de Nemours & Company common stock, 4,448,339 and
  5,090,636 shares, respectively                                      $  189,099    $  245,939
Monumental Life Insurance Company--5.92%, 12/31/2005                      52,146        33,805
Monumental Life Insurance Company--6.87%, 1/1/2004                             -        50,620
Morgan Guaranty Trust Company--6.21%, 12/31/2025                          52,236        41,585
Aetna Life Insurance and Annuity Company--6.24%, 1/1/2025                 48,338             -
Aetna Life Insurance and Annuity Company--6.98%, 4/1/2025                 53,519        49,696
Deutsche Bank--6.29%, 12/31/2025                                          52,294        39,979
Union Bank of Switzerland--6.14%, 12/31/2025                              52,245        45,396
Fidelity Investments Magellan Fund, 417,694 and 426,260 shares,
  respectively                                                            43,532        50,853

           CONSOL Energy Inc. Investment Plan for Salaried Employees

3. Investments (continued)

During 2001, the Plan's investments (including investments bought, sold, as well as held during the year) (depreciated) appreciated as follows:

                                                           Net (Depreciation)
                                                            Appreciation in
                                                           Fair Value During       Fair Value at End
                                                                  Year                 of Year
                                                           -------------------     -----------------
   Fair value as determined by quoted market price:
     Interests in registered investment companies             $ (35,618)              $ 149,128
     Common stock:
        CONSOL Stock Fund                                        (5,001)                 35,827
        DuPont Stock Fund                                       (30,124)                189,099
        Other                                                         3                     131
     Stable Value Fund                                           31,946                 505,379

   Fair value reported by applicable custodian                   (3,776)                 37,788
   Noninterest-bearing cash and cash equivalents                      -                     951
                                                           -------------------     -----------------
                                                              $ (42,570)              $ 918,303
                                                           ===================     =================

The Stable Value Fund is a nonpooled separate account held by the Plan. Prior to March 1999, the Plan and the Thrift Plan for Employees of Conoco Inc., a wholly owned subsidiary of DuPont, jointly owned the Stable Value Fund. During 1999, the balance of all investment contracts, as of December 31, 1998, was allocated to the two plans by Merrill Lynch based on the relationship of the Plan's Stable Value Fund participant balances to total Stable Value Fund participant balances. The investment contracts are entered into based on an evaluation of the credit risk of the contract issuers and/or third party guarantors. Collateral is generally not provided.

The composition of assets of the Stable Value Fund as of December 31, 2001 and 2000 are as follows:

                                          2001             2000
                                       ---------         ---------
   Investment contracts                $ 505,379         $ 495,908
   Short-term investments                      -               766
                                       ---------         ---------
                                       $ 505,379         $ 496,674
                                       =========         =========

           CONSOL Energy Inc. Investment Plan for Salaried Employees

3. Investments (continued)

The composition of changes in net assets of the Stable Value Fund as of December 31, 2001 is as follows:

   Employer contributions                                            $    5,563
   Employee contributions                                                 9,308
   Rollover contributions                                                 5,987
                                                                    -----------
   Total contributions                                                   20,858
   Interest and dividend income                                             609
   Net realized/unrealized appreciation in fair value                    31,946
   Benefits paid to participants                                        (51,592)
   Net loan activity                                                        (12)
   Interfund transfers                                                    6,896
                                                                    -----------
   Increase in net assets available for benefits                          8,705
   Net assets at beginning of year                                      496,674
                                                                    -----------
   Net assets at end of year                                          $ 505,379
                                                                    ===========

The aggregate crediting rates for all contracts as of December 31, 2001 was 6.39%. The crediting rates for SAP and SYN contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value. The average yield of the Stable Value Fund was approximately 6.59% in 2001.

Participants investing in the Stable Value Fund, Barclays 3-Way Fund, Merrill Lynch Equity Index Trust, Merrill Lynch Small Cap Index Trust, Merrill Lynch International Index Trust, and Aggressive Asset Allocation, Conservative Asset Allocation and Moderate Asset Allocation Portfolios are assigned units at the time of investment based on the net asset value per unit.

           CONSOL Energy Inc. Investment Plan for Salaried Employees

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service
(IRS) dated November 18, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. Therefore, the amendments are not covered by the determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5. Transactions with Parties-in-Interest

Plan investments in the Merrill Lynch Small Cap Index Trust, the Merrill Lynch International Index Trust and the Merrill Lynch Equity Index Trust are managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as those conducted with a party-in-interest to the Plan. Trustee and investment fees paid during 2001 were based upon customary and reasonable rates for such services.

One of the investment vehicles available to employees, the CONSOL Stock Fund, contains stock of CONSOL. The Plan held 1,442,310 shares and 714,454 shares of the Company's common stock at December 31, 2001 and 2000, respectively.

6. Subsequent Event - ESOP Amendment

Effective January 1, 2002, the Plan was amended to convert the CONSOL Stock Fund within the CONSOL Investment Plan to an Employee Stock Ownership Plan (ESOP). As amended, a participant in the Plan will be given the opportunity for dividends on CONSOL stock held in the Plan to be paid in the form of cash for any dividends declared on or after January 23, 2002. If a participant does not make an election, default election requiring reinvestment of dividends into the CONSOL Stock Fund shall be enacted.

                             Supplemental Schedule

            CONSOL Energy Inc. Investment Plan for Salaried Employees

                   EIN: 51-0337383             Plan Number: 002

                    Schedule H, Line 4(i)--Schedule of Assets
                              (Held at End of Year)

                                December 31, 2001

                             (Dollars in Thousands)

  Identity of Issue, Borrower,             Description of           Number of
   Lessor or Similar Party                   Investment            Shares/Units          Current Value
-------------------------------            --------------          ------------          -------------
Noninterest-bearing cash and cash
equivalents                                                                   -          $       951

Common stock
CONSOL Stock Fund                                                     1,442,310               35,827
E.I. DuPont de Nemours & Company                                      4,448,339              189,099
Daimler Chrysler                                                          3,141                  131
                                                                                         -------------
Total common stock                                                                           225,057

Interests in registered investment companies
Merrill Lynch*                             Global Holdings Fund         250,609                1,744
                                           Balanced Capital Fund        159,483                4,263
                                           Basic Value Fund             276,191                8,087
                                           Fundamental Growth Fund       44,651                  809
                                                                                         -------------
                                                                                              14,903

Janus Investments                          Enterprise Fund              447,285               14,313
                                           Mercury Fund               1,306,587               27,164
                                                                                         -------------
                                                                                              41,477

Fidelity Investments                       Fidelity Fund                171,520                4,953
                                           Equity Income Fund            33,516                1,635
                                           Magellan Fund                417,694               43,532
                                           Low Priced Stock Fund        282,388                7,743
                                           Growth & Income Fund         187,129                6,995
                                                                                         -------------
                                                                                              64,858

Franklin Value Investors Trust             Small Cap Growth Fund        206,175                6,426
                                           Balance Sheet                 70,805                2,834
                                           Custodian Fund Inc.           17,136                  540
                                                                                         -------------
                                                                                               9,800

                    Schedule H, Line 4(i)--Schedule of Assets
                        (Held at End of Year) (continued)

  Identity of Issue, Borrower,                Description of              Number of
   Lessor or Similar Party                     Investment               Shares/Units    Current Value
------------------------------                --------------            ------------    -------------
Interests in registered investment
companies (continued)
AIM                                        Value Fund                      654,827              7,118
                                           Equity Constellation Fund       120,930              2,673
                                                                                        -------------
                                                                                                9,791

Franklin Templeton                         Growth Fund                      62,680              1,128
                                           Foreign Fund                    293,774              2,717
                                                                                        -------------
                                                                                                3,845

MFS Investment Management                  Total Return Fund                98,705              1,429
                                           Research Fund                    86,987              1,635
                                                                                        -------------
                                                                                                3,064

Hotchkis and Wiley                                                          71,357              1,390
                                                                                        -------------
Total interests in registered
 investment companies                      International Fund                                 149,128


Stable Value Fund
Aetna Life Insurance Co.                   SYNGIC, 6.98%,
                                             4/1/2025                   53,519,382             53,519
Aetna Life Insurance and Annuity           SYNGIC 6.24%,
 Company                                     1/1/2025                   48,337,847             48,338
Bankers' Trust                             SYNGIC, 5.43%,
                                            12/1/2002                   17,654,352             17,654
CDC Investment Mgmt. Corp.                 SYNGIC, 6.95%,
                                            10/1/2002                   17,005,257             17,005
Connecticut Life Insurance Company         SYNGIC, 7.14%,
                                             5/31/2008                  38,920,127             38,920
Deutsche Bank                              SYNGIC, 6.29%,
                                            12/31/2025                  52,294,313             52,294
Monumental Life Ins. Co.                   SYNGIC, 5.92%,
                                            12/31/2025                  52,145,750             52,146

                    Schedule H, Line 4(i--Schedule of Assets
                        (Held at End of Year) (continued)

 Identity of Issue, Borrower,              Description of              Number of
  Lessor or Similar Party                   Investment                Shares/Units      Current Value
-----------------------------              --------------             ------------      -------------
Stable Value Fund (continued)
Transamerica Life Ins.                    SAGIC, 7.10%, 9/1/2006        42,254,363             42,254
John Hancock Mutual Life                  SAGIC, 6.01%, 7/1/2003        17,104,754             17,105
Union Bank of Switzerland                 SYNGIC, 6.14%,
                                           12/31/2025                   52,244,603             52,245
Morgan Guarantee Trust Co.                SYNGIC, 6.21%,
                                           12/31/2025                   52,236,243             52,236
Morgan Guarantee Trust Co.                SYNGIC, 8.01%,
                                           12/31/2025                   40,446,365             40,447
Security Life of Denver                   SYNGIC, 6.19%,
                                            3/3/2008                    10,018,117             10,018
Merrill Lynch Premier Institutional       Money Market, 2.08%,
   Fund                                    12/31/2025                   11,197,805             11,198
                                                                                        -------------
Total Stable Value Fund                                                                       505,379

Common/collective trusts
Aggressive Asset Allocation Portfolio                                       73,352                941
Conservative Asset Allocation
   Portfolio                                                                21,172                289
Moderate Asset Allocation Portfolio                                         96,924              1,291
Merrill Lynch*                            Small Cap Index Trust             84,970              1,112
                                          International Index Trust         86,229                862
                                          Equity Index Trust               192,650             15,672
BZW Global Investors*                     Barclays 3-Way Fund              659,478             17,621
                                                                                        -------------
Total common/collective trusts                                                                 37,788

Participant loans*                        6.25% to 9.00%                                       16,504
                                                                                        -------------
Total investments                                                                           $ 934,807
                                                                                        =============


*Indicates parties-in-interest